Exhibit 99.10

PRESS RELEASE

South Korea: TotalEnergies will supply 200,000 tons per year of

LNG to HD Hyundai Chemical until 2033

Paris, September 24, 2024 – In line with its strategy to grow its long-term liquefied natural gas (LNG) sales, TotalEnergies announces the signing of a Heads of Agreement (HoA) with HD Hyundai Chemical for the delivery of 200,000 tons of LNG per year for 7 years starting from 2027.

Thanks to this agreement, with prices indexed both to Brent and Henry Hub, TotalEnergies strengthens its long-term position in South Korea, the world’s third-largest LNG importing country. In Asia, LNG serves as a true transition energy, mitigating the intermittency of renewable energy sources and reducing emissions when it replaces coal in electricity generation.

“We are pleased with this agreement with HD Hyundai Chemical, which will supply natural gas to one of their industrial sites. This agreement allows us to continue securing long-term sales in Asia and reduce our exposure to spot market gas prices,” said Gregory Joffroy, Senior Vice President, LNG at TotalEnergies.

***

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).